UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	5 September 2019

Release Number	16/19

Resolutions under section 249N of the Corporations Act for consideration at the AGM

In accordance with ASX Listing Rule 3.17A, the wording of two proposed resolutions that have been requisitioned under section 249N of the Corporations Act for consideration at the Annual General Meeting of BHP Group Limited, to be held in Sydney on 7 November 2019 (Limited AGM), is set out in Attachment A.

Consistent with the BHP Dual Listed Company framework and the Articles of Association of BHP Group Plc, the proposed resolutions will also be considered at the Annual General Meeting of BHP Group Plc (Plc AGM) which will be held in London on 17 October 2019.

Resolution 1 (as set out in Attachment A) will be proposed as a special resolution. Resolution 2 (as set out in Attachment A) will be proposed as an ordinary resolution. However, Resolution 2 will be a valid resolution only if Resolution 1 is approved by the required majority – that is, the validity of Resolution 2 is conditional on Resolution 1 being passed.

For the reasons set out below, the Board does not endorse either Resolution 1 or Resolution 2. Accordingly, the Board is recommending that shareholders vote against both of the resolutions.

Response to Resolution 1

The Board respects the rights of shareholders to requisition a resolution which seeks to amend the Constitution of BHP Group Limited. The Board does not, however, consider the proposal to insert a new rule into the Constitution of BHP Group Limited in the form set out in Resolution 1 to be in the interests of BHP shareholders as a whole.

Under the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc, the power to manage BHP’s business is vested in Directors. Directors are required by law to act in the best interests of the Company at all times.

The proposed amendment to the Constitution of BHP Group Limited would allow resolutions to be put forward, without the level of limitations, thresholds and regulatory oversight required in other jurisdictions.

BHP does not agree that the proposed amendment to the Constitution will extend rights to shareholders of BHP Group Limited which are already enjoyed by shareholders of BHP Group Plc. There are additional requirements and thresholds that apply when shareholders seek to requisition resolutions under UK law that are not included in the proposed amendment, and do not otherwise apply under Australian law.

The Board does not consider that the additional administrative burden imposed by the proposed resolution is warranted in light of the existing opportunities for shareholders to express opinions and request information from BHP.

The Board must (and does) in the normal course take into account shareholder views.

Shareholders are able to ask questions about or make comments on the management of BHP at any time, including at the AGMs. Further, if shareholders disapprove of actions taken by the Directors, shareholders can refuse to re-elect them or remove them from office by ordinary resolution.

In addition, there is regular and extensive engagement between BHP (at Chairman, Non- Executive Director and management level) and its institutional and retail shareholders. Over many years, a significant part of this engagement has related to climate change.

A change in law relating to shareholder requisitioned resolutions is a matter for the Government, taking into account appropriate limitations and thresholds and with any change applying to all Australian companies.

The Board intends to allow a reasonable opportunity at the AGM for shareholders to ask questions regarding Resolution 1 and 2, even if Resolution 1 is not passed.

Response to Resolution 2

Resolution 2 recommends that BHP suspend memberships of industry associations that undertake lobbying, advertising and/or advocacy relating to climate and/or energy policy, and whose record of advocacy since January 2018 is inconsistent with the goals of the Paris Agreement.

Company support for the Paris Agreement

Global warming is a challenge that requires collaboration. Resources companies such as BHP, its customers and governments must play their part to meet this challenge.

BHP supports the Paris Agreement as a critical element of the response to global warming. BHP signed the ‘CEO Statement on Business and Climate Change and the Paris Negotiations’, supporting the Australian Government in securing an effective outcome from the Paris negotiations, and became a signatory to the Paris Pledge for Action, pledging the Company’s support to ensuring that the level of ambition set by the Agreement is met or exceeded.

BHP’s climate change strategy focuses on reducing its operational greenhouse gas (GHG) emissions, investing in low emissions technologies, promoting product stewardship, managing climate-related risk and opportunity, and working with others to enhance the global policy and market response.

In July 2019, the CEO of BHP announced additional actions the Company will be taking to aid the transition to a lower carbon world. These include:

•	A five-year, US$400 million Climate Investment Program to develop opportunities to reduce emissions from BHP’s own operations, as well as those generated from the use of its products;

•

Establishing a new medium-term, science-based target for scope one and two emissions in line with the Paris Agreement. This is in addition to BHP’s short-term target to cap 2022 emissions at 2017 levels, and long-term goal of net-zero emissions by mid-century in line with the Paris Agreement goals;

•

Developing a new climate portfolio analysis report in 2020, following on from BHP’s 2015 two degree scenario analysis. This new report will evaluate the potential impacts of a broader range of scenarios and a transition to a ‘well below’ two degree world, again in line with the goals of the Paris Agreement;

•

Strengthening the link between emissions performance and executive remuneration. From 2021, this link will be clarified to further reinforce the strategic importance and responsibility of reducing emissions as a business; and

•	Committing to work with BHP’s customers to reduce scope 3 emissions, and to set public goals to address scope 3 emissions.

Value of Industry Membership

BHP believes that industry associations have the capacity to play a key role in advancing the development of standards, best practices and constructive policy that are of benefit to members, the economy and society.

Membership provides BHP with the ability to lead, influence and strengthen standards in relation to various issues, including workplace health and safety, environmental protection, global warming, community engagement, workforce skills and diversity, and measures that support economic growth, which would not be possible to replicate.

Resolution 2 makes no reference to the broader benefits that industry associations can provide.

Industry has an important role to play in working with governments and other stakeholders to inform the development of an effective, long-term policy framework to respond effectively to the climate challenge.

Review of Advocacy by Industry Associations

The Board recognises that there is increasing stakeholder interest in the nature and role of industry associations, and the extent to which the positions of industry associations on key issues are aligned with those of member companies.

BHP has robust governance processes in place to monitor and review the climate and energy policy positions of its industry association memberships, and to act when these positions are found to be materially different to BHP’s core climate and energy policy positions. These governance processes include the Board, which has considered and discussed the Company’s industry association memberships in the context of climate and energy policy on a number of occasions in recent years.

BHP published its first industry association review report in December 2017.1 As a result of this review, BHP ceased its membership of the World Coal Association. BHP also worked with the Minerals Council of Australia and the United States Chamber of Commerce to develop new climate and energy policy positions.

BHP is currently conducting its 2019 industry association review and will publish the outcome of the review. The review includes comparison of the positions taken by relevant industry associations since January 2018 as against the positions held by BHP in climate and energy policy areas of importance to the Company. The methodology of the review will be consistent with that which underpinned the 2017 industry association review with scope changes including review of Coal21. The Board is being updated in relation to the review and will endorse the outcomes.

The substance of Resolution 2 therefore incorporates what the Company has been doing since 2017 and continues to do, with the outcomes of the latest iteration to be released this year.

Responding to global warming remains a priority governance and strategic issue for BHP and the Company will continue to take action.

The text of Resolutions 1 and 2 is set out below in Attachment A. Footnotes from the original have been omitted.

Further information on BHP can be found at: bhp.com

[1]	https://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach.

ATTACHMENT A

Resolution 1

Special resolution to amend our company’s constitution

To amend the constitution to insert a new clause 46:

Member resolutions at general meeting

The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Resolution 2

Ordinary resolution on lobbying inconsistent with the goals of the Paris Agreement

Shareholders recommend that our company suspend memberships of Industry Associations where:

a.	a major function of the Industry Association is to undertake lobbying, advertising and/or advocacy relating to climate and/or energy policy (Advocacy); and

b.	the Industry Association’s record of Advocacy since January 2018 demonstrates, on balance, inconsistency with the Paris Agreement’s goals.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 5, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary